As filed with the Securities and Exchange Commission on December 14, 2011

File No. 812-13939

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________________________________

In the Matter of

ALLIANCEBERNSTEIN CAP FUND, INC.
ALLIANCEBERNSTEIN L.P.
ALLIANCEBERNSTEIN INVESTMENTS, INC.

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
EXEMPTING APPLICANTS FROM RULE 12d1-2(a) THEREUNDER

_____________________________________________________________________________________

Please send all communications to:

Emilie D. Wrapp AllianceBernstein L.P. 1345 Avenue of the Americas New York, New York l0105	Kathleen K. Clarke Seward & Kissel LLP 1200 G Street, NW Washington, DC 20005

Page 1 of 15 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of	) AMENDMENT NO. 1 TO ) APPLICATION FOR AN ORDER ) PURSUANT TO SECTION 6(c) OF ) THE INVESTMENT COMPANY ) ACT OF 1940, AS AMENDED, ) EXEMPTING APPLICANTS FROM ) RULE 12d1-2(a) THEREUNDER )
ALLIANCEBERNSTEIN CAP FUND, INC.
ALLIANCEBERNSTEIN L.P.
and
ALLIANCEBERNSTEIN INVESTMENTS, INC.

File No. 812-13939

Page 2 of 15 sequentially numbered pages (including exhibits)

Page 3 of 15 sequentially numbered pages (including exhibits)

I.           INTRODUCTION

AllianceBernstein Cap Fund, Inc. (the "Fund"), AllianceBernstein L.P. ("AllianceBernstein"), and AllianceBernstein Investments, Inc. ("ABI" and together with the Fund and AllianceBernstein, the "Applicants")1 hereby file this application (the "Application") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting the Applicants from Rule 12d1-2(a) under the 1940 Act. The Applicants request the exemption to the extent necessary to permit an existing or future series of the Fund, and any other existing or future registered open-end investment company or series thereof that (i) is advised by AllianceBernstein or any person controlling, controlled by or under common control with AllianceBernstein registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") (any such adviser or AllianceBernstein, an "Adviser"); (ii) invests in other registered open-end investment companies ("Underlying Funds") in reliance on Section 12(d)(1)(G) of the 1940 Act; and (iii) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each such existing or future investment company or series thereof, an "Applicant Fund" and together, the "Applicant Funds"), to also invest, to the extent consistent with such Applicant Fund's investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act ("Other Investments"). The Applicants also request that the order exempt any entity controlling, controlled by or under common control with ABI that now or in the future acts as principal underwriter with respect to the transactions described in the Application.

II.           THE APPLICANTS

A.           The Fund and the Applicant Funds

The Fund is organized as a Maryland corporation and is registered with the Securities and Exchange Commission (the "Commission" or "SEC") as an open-end management investment company. The existing Applicant Fund, AllianceBernstein Dynamic All Market Plus Fund, is a separate investment portfolio (series) of the Fund and will invest in other registered investment companies in reliance on Section 12(d)(1)(G) of the 1940 Act. The Applicant Funds are not and will not be prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B.           The Adviser

Each Applicant Fund has entered or will enter into an investment advisory agreement with the Adviser pursuant to which an Adviser provides investment management advice and manages the Applicant Fund's business affairs, subject to the general oversight of the board of directors (the "Board") for the Applicant Fund. AllianceBernstein, a Delaware limited partnership, is an investment adviser registered under the Advisers Act, and currently serves as the investment adviser to the existing Applicant Fund. AllianceBernstein Corporation is the general partner of AllianceBernstein.

1 Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition in this Application.

Page 4 of 15 sequentially numbered pages (including exhibits)

C.           ABI

ABI, a Delaware corporation registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), serves as the distributor for the existing Applicant Fund.

III.           THE APPLICANTS' PROPOSAL

Each Applicant Fund will invest, or may invest, in certain Underlying Funds as set forth in its prospectus. The Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments while investing in Underlying Funds and possibly other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The Applicant Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Applicant Funds may invest a portion of their assets in Other Investments. Having the opportunity to invest in Other Investments will provide the Applicant Funds with greater flexibility in seeking to meet their respective investment objectives. For example, at times it may be beneficial for an Applicant Fund to use a derivative instrument to achieve its investment objective, as the derivative may allow the Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than would be possible if the Applicant Fund were to invest in an Underlying Fund.

Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund's investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations, each Applicant Fund's Board will review the advisory fees charged by the Applicant Fund's Adviser to ensure that such fees are based on services provided by the Adviser that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Fund may invest.

IV.           APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit a registered open-end investment company to acquire an unlimited amount of shares of other registered open-end investment companies that are part of the same "group of investment companies" as the acquiring fund.2  Under Section 12(d)(1)(G)(ii), the term "group of investment companies" means any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company (or registered unit investment trust) if:

2 Such a registered investment company is commonly referred to as an "affiliated fund of funds."

Page 5 of 15 sequentially numbered pages (including exhibits)

(i)	the acquired company and the acquiring company are part of the same group of investment companies;

(ii)
the securities of the acquired company, securities of other registered open-end investment companies (and registered unit investment trusts) that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(iii)	with respect to:

(aa)
securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)
securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules that, pursuant to Section 22(b) or Section 22(c) of the 1940 Act, are adopted by the Commission or by a securities association registered under Section 15A of the Exchange Act; and

(iv)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies (or registered unit investment trusts) in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

           In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.3 This rule permits a registered open-end investment company (or a registered unit investment trust) relying on Section 12(d)(l)(G) of the 1940 Act for purposes of investing in other investment companies to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)
securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is made in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2)	securities (other than securities issued by an investment company); and

(3)	securities issued by a money market fund, when the acquisition is made in reliance on Rule 12d1-1.

3 See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the "Adopting Release").

Page 6 of 15 sequentially numbered pages (including exhibits)

For the purposes of investing in "securities" under Rule 12d1-2, a registered investment company may invest in any "security," as that term is defined in Section 2(a)(36) of the 1940 Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address."5 The passage of the rule reflects the Commission's response to the expectation of Congress that "the Commission will use [the] authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."6

Section 6(c) of the 1940 Act provides a means for Commission to respond to financial market developments that were not specifically contemplated when the 1940 Act was passed or subsequently amended.7 It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

The Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended, was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the policy concerns underlying the prohibitions set forth in Sections 12(d)(1)(A) and (B).

4 See Adopting Release at 17, n.58.

5 Id. at 17-18.

6 See H.R. REP. No. 622, l04th Cong., 2nd Sess., at 43-44 (1996).

7 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) ("The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted."); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended "to deal with situations unforeseen at the time of the passage of the 1940 Act and unprovided for elsewhere in the 1940 Act").

8 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Page 7 of 15 sequentially numbered pages (including exhibits)

Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund itself not act as a fund of funds.9 The approval of Rule 12d1-2 demonstrates a determination by the Commission that investments by a fund of funds in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of the Applicant Funds' respective investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions set forth in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds with a broader array of investment options through which to pursue their investment objectives consistent with the terms of the applicable prospectus.

The Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act]," and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.           SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See Russell Investment Company, et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (Apr. 6, 2011) (notice);  Nuveen Asset Management, et al., File No. 812-13839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sep. 30, 2009) (order) and 28896 (Sep. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice).

9 While Section 12(d)(1)(G) is commonly referred to as a "fund of funds" exemption, it does not require an acquiring fund to invest in more than one underlying fund.

Page 8 of 15 sequentially numbered pages (including exhibits)

VI.           THE APPLICANTS' CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

1.           The Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII.           REQUEST FOR ORDER

The Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. The Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, the Applicants respectfully request that the Commission grant the requested relief.

VIII.           PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this Application as Exhibit A-1, Exhibit A-2 and Exhibit A-3. The Verifications required by Rule 0-2(d) under the 1940 Act are included in this Application as Exhibit B-1 and Exhibit B-2.

Page 9 of 15 sequentially numbered pages (including exhibits)

The Applicants have caused this Application to be duly signed on their behalf on the 14th day of December 2011.

ALLIANCEBERNSTEIN CAP FUND, INC.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp, Secretary

ALLIANCEBERNSTEIN L.P.

By:	/s/ Robert M. Keith
Robert M. Keith, Senior Vice President

ALLIANCEBERNSTEIN INVESTMENTS, INC.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp, Assistant Secretary

Page 10 of 15 sequentially numbered pages (including exhibits)

Exhibit A-1

AUTHORIZATION

ALLIANCEBERNSTEIN CAP FUND, INC.

I, Emilie D. Wrapp, do hereby certify that I am the Secretary of AllianceBernstein Cap Fund, Inc. (the "Fund"). I further certify that the following resolutions were duly adopted by the Board of Directors of the Fund and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that that the officers of the Fund be, and each of them hereby is, authorized to prepare, execute and submit, on behalf of the Fund, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an exemption from Rule 12d1-2(a) thereunder, and any amendments or supplements thereto, that may be necessary or appropriate, to permit any series of the Fund that is a fund of funds to invest in any instrument that does not meet the definition of "security" as defined in Section 2(a)(36) of the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Fund be, and they hereby are, and each of them hereby is, authorized to take such actions as are necessary or, in their reasonable judgment, desirable to carry out the intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of December 2011.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp, Secretary

Page 11 of 15 sequentially numbered pages (including exhibits)

Exhibit A-2

AUTHORIZATION
ALLIANCEBERNSTEIN L.P.
OFFICER'S CERTIFICATE

I, Robert M. Keith, do hereby certify that I am the duly elected, qualified and acting Senior Vice President of AllianceBernstein L.P. (the "Adviser") and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Adviser on the 9th day of August 2011, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of the Adviser be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit funds of funds advised by the Adviser to invest in any instrument that does not meet the definition of "security" as defined in Section 2(a)(36) of the 1940 Act (the "Exemptive Application");

FURTHER RESOLVED, that the appropriate officers of the Adviser be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of the Adviser be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of the Adviser be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of December 2011.

By:	/s/ Robert M. Keith
Robert M. Keith, Senior Vice President

Page 12 of 15 sequentially numbered pages (including exhibits)

Exhibit A-3

AUTHORIZATION
ALLIANCEBERNSTEIN INVESTMENTS, INC.
OFFICER'S CERTIFICATE

I, Emilie D. Wrapp, do hereby certify that I am the duly elected, qualified and acting Assistant Secretary of AllianceBernstein Investments, Inc. ("ABI") and that as such, I am authorized to certify that the following resolutions were unanimously adopted by ABI on the 9th day of August 2011, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of ABI be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit funds of funds distributed by ABI to invest in any instrument that does not meet the definition of "security" as defined in Section 2(a)(36) of the 1940 Act (the "Exemptive Application");

FURTHER RESOLVED, that the appropriate officers of ABI be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of ABI be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of ABI be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of December 2011.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp, Assistant Secretary

Page 13 of 15 sequentially numbered pages (including exhibits)

Exhibit B-1

VERIFICATION

STATE OF NEW YORK	)
) ss.
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application, dated December 14, 2011, for and on behalf of AllianceBernstein Cap Fund, Inc. and AllianceBernstein Investments, Inc. (together, the "Companies"), that she is the Secretary and Assistant Secretary, respectively, of the Companies and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp, Secretary and Assistant Secretary

Page 14 of 15 sequentially numbered pages (including exhibits)

Exhibit B-2

VERIFICATION

STATE OF NEW YORK	)
) ss.
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated December 14, 2011, for and on behalf of AllianceBernstein L.P., (the "Partnership"), that he is the Senior Vice President of the Partnership and that all actions by limited partners, stockholders and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert M. Keith
Robert M. Keith, Senior Vice President

Page 15 of 15 sequentially numbered pages (including exhibits)